Publication of an inside information according to Article 17 para. 1 of the Regulation (EU) No. 596/2014
Planegg/Munich, Germany, January 30, 2024

Ad hoc: MorphoSys AG Reports Preliminary 2023 Monjuvi U.S. Net Product Sales and Gross Margin, Provides 2024 Financial Guidance and Reduces Financial Liability

Preliminary 2023 Monjuvi U.S. net product sales of US$ 92.0 million (€ 85.0 million) and preliminary gross margin for Monjuvi U.S. net product sales of 69%

Anticipated 2024 Monjuvi U.S. net product sales in the range of US$ 80 to 95 million

Anticipated 2024 OpEx in the range of € 350 to 380 million and 2024 cash burn of approximately € 250 million (excluding debt and interest payments)

Preliminary unaudited financial liability from the collaboration with Incyte of approximately € 114 million, representing a reduction of € 112 million

MorphoSys AG (FSE: MOR; NASDAQ: MOR) today reports preliminary Monjuvi® (tafasitamab-cxix) U.S. net product sales and gross margin for Monjuvi U.S. net product sales for the full year of 2023 and provides its 2024 financial guidance. In this context, MorphoSys reduces its financial liability from the collaboration with its partner Incyte and credits finance income accordingly.
Preliminary Monjuvi U.S. net product sales are US$ 24.1 million (€ 22.4 million) for the fourth quarter and US$ 92.0 million (€ 85.0 million) for the full year of 2023. Fourth quarter and full year 2023 financial results will be published on March 13, 2024. For the full year of 2024, MorphoSys expects Monjuvi U.S. net product sales in the range of US$ 80 to 95 million, aligned with the company’s original 2023 guidance. MorphoSys anticipates Monjuvi’s potential growth to come from new indications. These new indications are currently being investigated in two Phase 3 studies, inMIND (relapsed or refractory follicular lymphoma and marginal zone lymphoma) and frontMIND (first-line diffuse large B-cell lymphoma). Further, preliminary 2023 gross margin for Monjuvi U.S. net product sales is 69%, which is impacted by the recognition of one-time write-offs for inventory.
As a result of the latest Monjuvi sales expectations, the balance sheet item “Financial Liabilities from Collaborations” is being reduced from € 226 million (balance as of September 30, 2023) to approximately € 114 million (balance as of December 31, 2023; unaudited). Finance income is credited with the difference between the two amounts. The balance in the “Financial Liabilities from Collaborations” item reflects an accounting view of expected future profits from the U.S. net product sales of Monjuvi in the relapsed or refractory diffuse large B-cell lymphoma indication owed to Incyte. This reduction in the “Financial Liabilities from Collaborations” item has no impact on cash or cash runway. Monjuvi’s potential new indications are not and will not be reflected in the line item “Financial Liabilities from Collaborations.”
With all of MorphoSys’ Phase 3 clinical programs now fully enrolled and additional cost optimization measures planned, MorphoSys’ anticipated 2024 operating expenses are expected to be lower compared to 2023. As a result, the company expects an anticipated 2024 cash burn of approximately € 250 million (excluding debt and interest payments).
Full Year 2024 Financial Guidance:

	2024 Financial Guidance	2024 Guidance Insights
Monjuvi U.S. Net Product Sales	US$ 80m to 95m	100% of Monjuvi U.S. net product sales are recorded on MorphoSys’ income statement and related profit/loss is split 50/50 between MorphoSys and Incyte.
R&D Expenses	€ 210m to 225m	R&D expenses anticipated to be lower in 2024 than 2023 due to full enrollment of Phase 3 studies as well as cost optimization measures.
SG&A Expenses	€ 140m to 155m	45% to 50% of mid-point of SG&A expenses represent Monjuvi U.S. selling costs of which 100% are recorded in MorphoSys’ income statement. Incyte reimburses MorphoSys for half of these selling expenses.

Additional information related to 2024 Financial Guidance:
•Tremfya royalties will continue to be recorded as revenue without any cost of sales in MorphoSys’ income statement. These royalties, however, will not contribute any cash to MorphoSys, as 100% of the royalties will be passed on to Royalty Pharma.
•MorphoSys anticipates receiving royalties for Minjuvi® sales outside of the U.S.
•MorphoSys does not anticipate any significant cash-accretive revenues from the achievement of milestones in 2024.
•MorphoSys anticipates sales of commercial and clinical supply of tafasitamab outside of the U.S. to its partner Incyte. Revenue from this supply is recorded in the “Licenses, milestones and other” category in MorphoSys’ income statement. These sales result in a zero gross profit/margin. As such, MorphoSys does not provide guidance for these sales.
***
END OF AD HOC RELEASE

About MorphoSys
At MorphoSys, we are driven by our mission: More life for people with cancer. As a global commercial-stage biopharmaceutical company, we develop and deliver innovative medicines, aspiring to redefine how cancer is treated. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter at X and LinkedIn.

Monjuvi® is a registered trademark of MorphoSys AG.
MorphoSys Forward-Looking Statements
This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:
Dr. Julia Neugebauer
VP, Global Head of Investor Relations
Tel: +49 (0)89 / 899 27 179
julia.neugebauer@morphosys.com